Exhibit 99.1

Medigus Enters NFT Space with

a First Investment in Blockchain Company Safee

Medigus to invest $400,000 in Safee, an NFT-based ownership social network aiming to bring its unique technology to mass market creators and audiences

Tel Aviv, Israel -- October 13, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that it will invest in Safee, a Non-Fungible Token (NFT) technology company. Safee’s social network allows creators and collectors to easily create, own, engage, control and trade digital goods. Safee’s mission is to expand the reach of NFTs to mass market buyers and creators, digital artists, illustrators, photographers, musicians, regular consumer digital content creators and more. Medigus will invest $400,000 in Safee and will hold approximately 2.5% share in the company.

In a time when everyday users have become digital media producers, creators and artists, the origin of digital creations (art, photos, videos, news, etc.) is not clear as the basic ownership model of the physical world does not translate to the digital world.

Traditionally, digital asset management has required a special ‘crypto wallet’ application. To simplify the process and reach a wider audience, Safee has created a simple, engaging, and disruptive way to apply ownership to any personal digital media using NFT technology. It will enable regular people and digital creators alike to establish originality, foster engagement and exchanges, and monetize their creations in the digital world.

The NFT revolution is one of ownership, monetization, and the proliferation of digital rights to the masses. Safee’s NFT-based social network platform enables digital creators to take any personal media item and turn it into an NFT.

www.Safee.io

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in ScoutCam Inc. and Polyzion Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeff’s Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Medigus is using forward-looking statements in this press release when it discusses the potential for the investment in Safee to lead to profitable growth for the future. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the Securities and Exchange Commission (“SEC”). Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Miri Segal

CEO

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com